Exhibit 99.1

Seanergy Maritime Responds to Director Nominations by George Economou

No Shareholder Action is Required at this Time

May 31, 2024 – Athens, Greece – Seanergy Maritime Holdings Corp. (“Seanergy” or the “Company”) (NASDAQ: SHIP) today issued the following statement in response to notice that George Economou, through his entity Sphinx Investment Corp., has nominated two director candidates to stand for election to the Seanergy Board of Directors (the “Board”) at the Company’s 2024 Annual Meeting of Shareholders (the “Annual Meeting”) along with other proposals:

Seanergy’s Board and management team maintain regular communication with our shareholders and welcome constructive input that may further the goal of enhancing shareholder value. To that end, we have sought to engage constructively with Mr. Economou to no avail. He has not engaged with us meaningfully or articulated any new ideas for the Company. Instead, Mr. Economou chose to initiate litigation against the Company (which the Company has moved to dismiss on several grounds) and now has commenced a costly and distracting proxy contest seeking to replace two directors with his hand-picked nominees and requesting the resignation of the remaining directors.

Our Board and management team are executing a clear corporate strategy focused on investing in the Company’s fleet to drive growth and efficiencies, rewarding shareholders by delivering durable capital returns and maintaining a healthy balance sheet with sustainable debt levels to position the Company for profitable growth in the near- and long-term. As a result of this strategy, today, Seanergy is a leading pure-play Capesize shipping company with a quality fleet, longstanding commercial relationships and a highly experienced management team.

We believe our strategy is working, as demonstrated by our recent first quarter of 2024 earnings, in which we reported the Company’s best first quarter on record. We also continued to expand our fleet through accretive acquisitions in the first quarter, acquiring two new Capesize vessels. We believe we are well positioned to capture the continued market opportunity, and we expect to outperform the Capesize market in the second quarter of 2024.

In addition, Seanergy’s Board is committed to continuing to reward shareholders through our balanced approach to capital allocation. As a result of our strong first quarter 2024 performance, our Board authorized a special cash dividend of $0.125 for the quarter, for a total quarterly dividend of $0.15 per share. Since the initiation of our dividend policy in 2022, we have declared $1.60 of cash dividends per share or approximately $30 million1.

In addition to paying dividends, we believe that share repurchases are an important component of our capital allocation priorities. Since August 2021, Seanergy has initiated three buyback programs of $32 million in aggregate, and the Board authorized a new $25 million share repurchase program in December 2023. In light of the current trading price of our shares, we are focused on rewarding our shareholders through dividends, and intend to monitor market conditions and repurchase shares opportunistically.

Our Board is open-minded, and we regularly evaluate our capital allocation plans to ensure we are driving the highest returns for our shareholders while safeguarding the longevity of the business.

1 Excluding dividends in the form of shares of United Maritime Corporation (NASDAQ:USEA)

The Seanergy Board comprises five highly qualified directors, four of whom are independent, and together possess over 100 years of shipping experience. The Company’s directors are proven leaders with strong track records and the combined experience and expertise necessary to oversee the Company. The Board is deeply engaged and provides strong oversight and guidance regarding the Company’s strategic priorities and governance strategies.

The Seanergy Board and management team are committed to acting in the best interests of the Company and its shareholders. Our Board will review Mr. Economou’s nominees and proposals according to its normal practices in due course. We will continue to take actions we believe will drive sustainable, long-term value and position the Company for future growth.

The Board will present its formal recommendation in the Company’s proxy materials, to be filed with the Securities and Exchange Commission and mailed to all shareholders as of the record date for Annual Meeting of Shareholders, which has not yet been set. Shareholders are not required to take any action at this time.

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is a prominent pure-play Capesize ship-owner publicly listed in the U.S. Seanergy provides marine dry bulk transportation services through a modern fleet of Capesize vessels. The Company’s operating fleet consists of 17 vessels (1 Newcastlemax and 16 Capesize) with an average age of approximately 13.2 years and an aggregate cargo carrying capacity of approximately 3,054,820 dwt. Upon delivery of the two Capesize vessels, the Company’s operating fleet will consist of 19 vessels (1 Newcastlemax and 18 Capesize) with an aggregate cargo carrying capacity of approximately 3,417,608 dwt.

The Company is incorporated in the Marshall Islands and has executive offices in Glyfada, Greece. The Company's common shares trade on the Nasdaq Capital Market under the symbol “SHIP”.
Please visit our company website at: www.seanergymaritime.com.

Important Information and Forward-Looking Statements

The Company intends to file a proxy statement and associated WHITE proxy card with the Securities and Exchange Commission (the “SEC”) in connection with the solicitation of proxies for its 2024 Annual Meeting of Shareholders.

This report contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, including with respect to market trends, the Company’s business strategy and capital allocation strategy, and the 2024 Annual Meeting of Shareholders and related shareholder proposals and proxy solicitations. Words such as "may", "should", "expects", "intends", "plans", "believes", "anticipates", "hopes", "estimates" and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company's operating or financial results; the Company's liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, impacts of litigation, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; broader market impacts arising from war (or threatened war) or international hostilities, such as between Israel and Hamas and Russia and Ukraine; risks associated with the length and severity of pandemics (including COVID-19), including their effects on demand for dry bulk products and the transportation thereof; and other factors listed from time to time in the Company's filings with the SEC, including its most recent annual report on Form 20-F. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based. For further information please contact:

Investors
Seanergy Investor Relations
Tel: +30 213 0181 522
E-mail: ir@seanergy.gr

Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
Email: seanergy@capitallink.com

Media
Aaron Palash / Spencer Hoffman / Maggie Carangelo
Joele Frank, Wilkinson Brimmer Katcher
(212) 895-8668